FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                          For the month of August 2007
                                 14 August 2007


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing Director - LTIP Vesting released on
                14 August 2007


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 14 August 2007                         By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary






Re: Paragraph 3.1.4. of the Disclosure and Transparency Rules

British Sky Broadcasting Group plc (the "Company") announces that:

On 11 August 2004 and 8 November 2005, James Murdoch, a director of the Company, received awards under the Company's Long Term Incentive Plan ("LTIP"). Following the satisfaction of certain performance conditions, 70% of those awards vested on 11 August 2007. 315,000 BSkyB ordinary shares ("Shares") became exercisable in respect of the August 2004 award and 267,750 Shares became exercisable in respect of the November 2005 award.

In accordance with James Murdoch's service agreement, in lieu of issuing shares in respect of the awards, the Company has today elected to pay him in cash an amount of 671.5 pence per Share over the 582,750 Shares that vested, which was equivalent to the closing mid-market price on 13 August 2007. Following the payment James Murdoch's right to the above awards lapsed.